# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fusion Fuel Green PLC, CIK 0001819794
CUSIP: G3R25D209
Title of class of securities: Class A Ordinary Shares, $0.0035 nominal value per share
Address of issuer's principal executive offices: 9 Pembroke Street Upper, Dublin, Ireland (L2), D02 KR83
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-25-093301
Filed by CIK 0002011636

## Reporting persons
- Roxy Capital Corp: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 343,709; shared voting power 0; sole dispositive power 343,709; shared dispositive power 0; aggregate amount beneficially owned 343,709 (9.99% of the class)
- Eric Lazer: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 343,709; shared voting power 0; sole dispositive power 343,709; shared dispositive power 0; aggregate amount beneficially owned 343,709 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Fusion Fuel Green PLC
Address of issuer's principal executive offices: 9 Pembroke Street Upper, Dublin D02 KR83, Ireland

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by Roxy Capital Corp. ("Roxy Capital") and Eric Lazer, an individual (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 20 Canal Beach, Old Fort Bay, P.O. Box N7776, Nassau, Bahamas.
Citizenship: Roxy Capital is organized in the Cayman Islands. Eric Lazer is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Each of the Reporting Persons beneficially owns 200,682 Class A Ordinary Shares and an aggregate of 143,027 Class A Ordinary Shares issuable upon exercise of warrants to purchase Class A Ordinary Shares, after giving effect to the beneficial ownership limitation provisions of such warrants. Without regard to such beneficial ownership limitation provisions, each of the Reporting Persons would beneficially own an aggregate of 848,989 Class A Ordinary Shares, consisting of (i) 200,682 Class A Ordinary Shares, (ii) 196,202 Class A Ordinary Shares issuable upon exercise of certain pre-funded warrants at an exercise price of $0.0035 per share, (iii) 197,249 Class A Ordinary Shares issuable upon exercise of a warrant at an exercise price of $3.50 per share, (iv) 141,482 Class A Ordinary Shares issuable upon exercise of a warrant at an exercise price of $5.00 per share, (v) 74,687 Class A Ordinary Shares issuable upon exercise of a warrant at an exercise price of $5.148 per share, and (vi) 74,687 Class A Ordinary Shares issuable upon exercise of a warrant at an exercise price of $6.864 per share, all of which are held by Roxy Capital. The warrants are exercisable immediately. The warrants may not be exercised to the extent that such exercise would result in the number of Class A Ordinary Shares beneficially owned by the holder and its affiliates exceeding 9.99% of the number of shares outstanding immediately after giving effect to the exercise.

Eric Lazer is the Director of Roxy Capital and has sole voting and investment power over the securities held by it. Eric Lazer disclaims beneficial ownership of such securities except to the extent of his pecuniary interest, if any, in such securities.
Percent of class: See Row 11 of the cover page for each of the Reporting Persons. The percentages are based on 3,297,509 outstanding Class A Ordinary Shares as of May 8, 2026, which information was obtained from the issuer.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each of the Reporting Persons.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G/A filed on December 30, 2025)

## Signatures
- Roxy Capital Corp: /s/ Eric Lazer, Eric Lazer, Director (05/08/2026)
- Eric Lazer: /s/ Eric Lazer, Eric Lazer (05/08/2026)